450 LEXINGTON AVENUE NEW YORK, N.Y. 10017	1600 EL CAMINO REAL MENLO PARK, CA 94025 650 752 2000 FAX 650 752 2111 WRITER’S DIRECT (650) 752-2022	MESSETURM 60308 FRANKFURT AM MAIN
1300 I STREET, N.W. WASHINGTON, D.C. 20005		MARQUÉS DE LA ENSENADA, 2 28004 MADRID ESPAÑA
99 GRESHAM STREET LONDON EC2V 7NG		1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033

15, AVENUE MATIGNON 75008 PARIS		3A CHATER ROAD HONG KONG

June 17, 2005

Mr. Michael Moran

Mr. Robert Burnett

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Sharper Image 401(k) Savings Plan
Item 4.01 Form 8-K filed June 6, 2005
File No: 000-15827

Ladies and Gentlemen:

This letter responds to comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 15, 2005 regarding the engagement of BDO Seidman, LLP (“BDO Seidman”) as the auditors for The Sharper Image 401(k) Plan (the “Company”).

1.	You disclose that you had no consultations with BDO Seidman through September 17, 2004; however, you did not engage them until May 31, 2005. Please revise to state there were no consultations with BDO Seidman through May 31, 2005, if true. See Item 304(a)(2) of regulation S-K.

In response to the Staff’s comment, the Company has filed an amendment to its current report on Form 8-K with the requested revision.

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

Securities and Exchange Commission	2	June 17, 2005

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (650) 752-2022.

Very truly yours,

/s/ Bruce K. Dallas
Bruce K. Dallas

cc:	Karen Luey, Vice-President & Controller, Plan Administrator
Christina Lui, Director of Financial Accounting